UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Aventis
(Name of Subject Company (Issuer))

Sanofi-Synthelabo
(Name of Filing Person (Offeror))

Ordinary Shares,
nominal value €3.82 per Ordinary Share
(Title of Class of Securities)

ISIN No. FR0000130460
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)

053561106
(CUSIP Number of Class of Securities)

John Spinnato
General Counsel, Vice President and Secretary
Sanofi-Synthelabo Inc.
90 Park Avenue
New York, NY 10016
Tel: (212) 551-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Laurent Cohen-Tanugi	**David A. Katz, Esq.**
Senior Vice President and General Counsel	**Wachtell, Lipton, Rosen & Katz**
Sanofi-Synthelabo	**51 West 52nd Street**
174 avenue de France	**New York, New York 10019**
75013 Paris, France	**(212) 403-1000**
Tel: + 33 1 53 77 40 00	

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,449,935,805	$1,830,807

* For purposes of calculating the filing fee only. This amount is based upon the market value of the securities to be acquired in the U.S. Offer and was calculated as the sum of (a) the product of (i) 148,205,509 Aventis ordinary shares, nominal value €3.82 per share, estimated to be held by U.S. holders and (ii) the average of the high and low sales prices of Aventis ordinary shares reported on Euronext Paris on April 5, 2004 (converted into U.S. Dollars on the basis of an exchange rate of €1 = $1.2008, which was the Federal Reserve Bank of New York noon buying rate on that date) and (b) the product of (i) 41,794,491 Aventis American depositary shares estimated to be outstanding and the average of the high and low sales prices of Aventis American depositary shares reported on the New York Stock Exchange on April 5, 2004.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $126.70 per $1 million of the value of the Aventis ordinary shares subject to the U.S. Offer (including Aventis ordinary shares underlying all of Aventis's outstanding American depositary shares) proposed to be acquired.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,373,071	Filing Party:	Sanofi-Synthelabo
Form or Registration No.:	333-112314	Date Filed:	January 29, 2004

☐ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:

☒ Third party tender offer subject to Rule 14d-1
☐ Issuer tender offer subject to Rule 13e-4
☐ Going private transaction subject to Rule 13e-3
☐ Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this ''Schedule TO'') is filed with the United States Securities and Exchange Commission (SEC) by Sanofi-Synthelabo, a French *société anonyme*, in connection with Sanofi-Synthelabo's offer to acquire (1) all ordinary shares, nominal value €3.82 per share, of Aventis, a French *société anonyme*, that are held by holders who are located in the United States and (2) all American Depositary Shares of Aventis (each an ''Aventis ADS'', and each Aventis ADS representing one Aventis ordinary share), held by holders wherever located. This offer is being made on the terms and subject to the conditions set forth in the Prospectus, dated April 9, 2004 (the ''Prospectus'') attached hereto as Exhibit (a)(4) and incorporated herein by reference, and the related ADS Letter of Transmittal and Form of Acceptance, attached hereto as Exhibits (a)(1)(i) and (a)(1)(vi), respectively, and incorporated herein by reference (collectively, the ''U.S. Offer''). Concurrently with the U.S. Offer, Sanofi-Synthelabo is also making, on substantially similar terms and subject to the same conditions: (1) a French offer (the ''French Offer'') open to all holders of Aventis ordinary shares who are located in France and to holders of Aventis ordinary shares who are located outside of France, Germany and the United States, if, pursuant to local laws and regulations applicable to such holders, they are permitted to participate in the French Offer; and (2) a German offer (the ''German Offer'') open to all holders of Aventis ordinary shares who are located in Germany. Together, the U.S. Offer, the French Offer and the German Offer are being made for all the outstanding ordinary shares of Aventis, including Aventis ordinary shares represented by Aventis ADSs.

Items 1 through 11.

As permitted by General Instruction F to Schedule TO, all of the information in the Prospectus, attached hereto as Exhibit (a)(4), and the related ADS Letter of Transmittal and Form of Acceptance, attached hereto as Exhibits (a)(1)(i) and (a)(1)(vi), respectively, and any amendment or supplement thereto related to the U.S. Offer hereafter filed with the SEC by Sanofi-Synthelabo, is hereby incorporated herein by reference in answer to Items 1 through 11 of this Schedule TO.

Items 12. Exhibits

(a)(1)(i)	ADS Letter of Transmittal (Aventis ADSs)
(a)(1)(ii)	Notice of Guaranteed Delivery (Aventis ADSs)
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Aventis ADSs)
(a)(1)(iv)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ADSs)
(a)(1)(v)	Guidelines for Certification of Taxpayer Indemnification Number on Substitute Form W-9
(a)(1)(vi)	Form of Acceptance for Aventis Ordinary Shares
(a)(1)(vii)	Technical Notice to French Financial Intermediaries and U.S. Custodians (Aventis ordinary shares)
(a)(1)(viii)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ordinary shares)
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Prospectus, dated April 9, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 424(b)(5) on April 12, 2004 (File no: 333-112314))
(a)(5)(i)	Press release announcing the offer for Aventis, dated January 26, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on January 26, 2004)
(a)(5)(ii)	Press release announcing commencement of U.S. offer , dated April 12, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 12, 2004)
(a)(5)(iii)	Text of newspaper advertisement dated April 12, 2004 and published in the *Wall Street Journal*
(b)(1)	Credit Facility Agreement, dated 25 January 2004 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))
(d)	None

(g)	None
(h)(1)	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain United States federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))
(h)(2)	Opinion of Linklaters regarding certain French tax matters (incorporated herein by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SANOFI-SYNTHELABO

By: /s/   JEAN-CLAUDE LEROY

Name: Jean-Claude Leroy
Title: Senior Vice President — Strategy

April 12, 2004

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	ADS Letter of Transmittal (Aventis ADSs)
(a)(1)(ii)	Notice of Guaranteed Delivery (Aventis ADSs)
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Aventis ADSs)
(a)(1)(iv)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ADSs)
(a)(1)(v)	Guidelines for Certification of Taxpayer Indemnification Number on Substitute Form W-9
(a)(1)(vi)	Form of Acceptance for Aventis Ordinary Shares
(a)(1)(vii)	Technical Notice to French Financial Intermediaries and U.S. Custodians (Aventis ordinary shares)
(a)(1)(viii)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ordinary shares)
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Prospectus, dated April 9, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 424(b)(5) on April 12, 2004 (File no: 333-112314))
(a)(5)(i)	Press release announcing the offer for Aventis, dated January 26, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on January 26, 2004)
(a)(5)(ii)	Press release announcing commencement of U.S. offer , dated April 12, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 12, 2004)
(a)(5)(iii)	Text of newspaper advertisement dated April 12, 2004 and published in the *Wall Street Journal*
(b)(1)	Credit Facility Agreement, dated 25 January 2004 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))
(d)	None
(g)	None
(h)(1)	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain United States federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))
(h)(2)	Opinion of Linklaters regarding certain French tax matters (incorporated herein by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))